                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13(d)-2(b)


                             Star Gas Partners, L.P.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Units
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    85512C105
                                 (CUSIP Number)

                                January 10, 2005
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 85512C105                                           Page 2 of 11 pages

--------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS            The Pabrai Investment Fund II, L.P.

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION                             Illinois

--------------------------------------------------------------------------------
        NUMBER OF          5     SOLE VOTING POWER                   0
          SHARES
       BENEFICIALLY        -----------------------------------------------------
         OWNED BY          6     SHARED VOTING POWER           292,800
           EACH
        REPORTING          -----------------------------------------------------
          PERSON           7     SOLE DISPOSITIVE POWER              0
           WITH
                           -----------------------------------------------------
                           8     SHARED DISPOSITIVE POWER      292,800

--------------------------------------------------------------------------------
 9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
        EACH REPORTING PERSON                                            292,800

--------------------------------------------------------------------------------
10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES                                              [ ]

--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                   0.9%

--------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON                                             PN

--------------------------------------------------------------------------------


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CUSIP No. 85512C105                                           Page 3 of 11 pages

--------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS                 Pabrai Investment Fund 3, Ltd.

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION               British Virgin Islands

--------------------------------------------------------------------------------
        NUMBER OF             5     SOLE VOTING POWER                  0
          SHARES
       BENEFICIALLY           --------------------------------------------------
         OWNED BY             6     SHARED VOTING POWER          520,000
           EACH
        REPORTING             --------------------------------------------------
          PERSON              7     SOLE DISPOSITIVE POWER             0
           WITH
                              --------------------------------------------------
                              8     SHARED DISPOSITIVE POWER     520,000

--------------------------------------------------------------------------------
 9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
        EACH REPORTING PERSON                                            520,000

--------------------------------------------------------------------------------
10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES                                              [ ]

--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                   1.6%

--------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON                                              CO

--------------------------------------------------------------------------------


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CUSIP No. 85512C105                                           Page 4 of 11 pages

--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS           The Pabrai Investment Fund IV, L.P.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)[ ]
                                                                          (b)[X]

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

--------------------------------------------------------------------------------
        NUMBER OF             5     SOLE VOTING POWER                          0
          SHARES
       BENEFICIALLY           --------------------------------------------------
         OWNED BY             6     SHARED VOTING POWER                  948,000
           EACH
        REPORTING             --------------------------------------------------
          PERSON              7     SOLE DISPOSITIVE POWER                     0
           WITH
                              --------------------------------------------------
                              8     SHARED DISPOSITIVE POWER             948,000

--------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY
        EACH REPORTING PERSON                                            948,000

--------------------------------------------------------------------------------
10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES                                              [ ]

--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                   2.9%

--------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON                                              PN

--------------------------------------------------------------------------------


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CUSIP No. 85512C105                                           Page 5 of 11 pages
--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS                            Dalal Street, Inc.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)[ ]
                                                                          (b)[X]

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION                            Illinois

--------------------------------------------------------------------------------
        NUMBER OF             5     SOLE VOTING POWER                          0
          SHARES
       BENEFICIALLY           -------------------------------------------------
         OWNED BY             6     SHARED VOTING POWER                1,785,000
           EACH
        REPORTING             --------------------------------------------------
          PERSON              7     SOLE DISPOSITIVE POWER                     0
           WITH
                              --------------------------------------------------
                              8     SHARED DISPOSITIVE POWER           1,785,000

--------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY
        EACH REPORTING PERSON                                          1,785,000

--------------------------------------------------------------------------------
10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES                                             [ ]

--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                   5.5%

--------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON                                              CO

--------------------------------------------------------------------------------


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CUSIP No. 85512C105                                           Page 6 of 11 pages
--------------------------------------------------------------------------------

1       NAMES OF REPORTING PERSONS                                Mohnish Pabrai
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)[ ]
                                                                          (b)[X]

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION                       United States

--------------------------------------------------------------------------------
        NUMBER OF             5     SOLE VOTING POWER                    10,607*
          SHARES
       BENEFICIALLY           --------------------------------------------------
         OWNED BY             6     SHARED VOTING POWER              1,792,319**
           EACH
        REPORTING             --------------------------------------------------
          PERSON              7     SOLE DISPOSITIVE POWER               10,607*
           WITH
                              --------------------------------------------------
                              8     SHARED DISPOSITIVE POWER         1,792,310**

--------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                                         1,802,926

--------------------------------------------------------------------------------
10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES                                             [ ]

--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                   5.6%

--------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON                                              IN

--------------------------------------------------------------------------------

* Includes 8,165 Common Units held by Mr. Pabrai, as trustee, for the benefit of others under the Uniform Gifts to Minors Act.

** Includes 6,519 Common Units held by Mr. Pabrai and his wife as joint tenants with rights of survivorship.


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CUSIP No. 85512C105                                           Page 7 of 11 pages

ITEM 1.(a) NAME OF ISSUER.                            Star Gas Partners, L.P.

ITEM 1.(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES. 2187 Atlantic Street
                                                            Stamford, CT  06902

ITEM 2.(a) NAME OF PERSON FILING.

        This Schedule 13G is filed on behalf of The Pabrai Investment Fund II, L.P., an Illinois limited partnership ("PIF2"), Pabrai Investment Fund 3, Ltd., a British Virgin Islands corporation ("PIF3"), The Pabrai Investment Fund IV, L.P., a Delaware limited partnership ("PIF4"), Dalal Street, Inc., an Illinois corporation ("Dalal"), which is general partner of PIF2 and PIF4 and sole investment manager of PIF3, and Mohnish Pabrai, sole shareholder and chief executive officer of Dalal and a shareholder and president of PIF3 (collectively, the "Reporting Persons"), pursuant to a Joint Reporting Agreement dated October 15, 2004, which is being filed as Exhibit A to this Schedule 13G.

ITEM 2.(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

                                                  17 Spectrum Point Drive
                                                  Suite 503
                                                  Lake Forest, CA  92630

ITEM 2.(c) CITIZENSHIP.

         PIF2 is an Illinois limited partnership. PIF4 is a Delaware limited partnership. PIF3 is a British Virgin Islands corporation. Dalal is an Illinois corporation. Mohnish Pabrai is a United States citizen.

ITEM 2.(d) TITLE OF CLASS OF SECURITIES. Common Units.

ITEM 2.(e) CUSIP NUMBER. 85512C105

ITEM 3. IF THIS STATEMENT IS FLED PURSUANT TO RULE 13D-1(b), 13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

            Not applicable.

ITEM 4. OWNERSHIP.

(a) and (b).

         This Schedule 13G shall not be construed as an admission that any Reporting Person is, either for purposes of Section 13(d) or 13(g) of the Exchange Act of 1934, as amended (the "Act") or for other purposes, is the beneficial owner of any securities covered by this statement. By virtue of the relationships between and among (i) Dalal in


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CUSIP No. 85512C105                                           Page 8 of 11 pages

its capacity as the general partner and investment manager of PIF2, PIF4 and PIF3, respectively and (ii) Mohnish Pabrai, in his capacity as sole shareholder and chief executive officer of Dalal and president of PIF3, each of the Reporting Persons may be deemed to be the beneficial owner of all or a portion of the Common Units held by the other Reporting Persons. Because of the relationships described in Item 2(a), the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Act, and as such, each member of the group would be deemed to beneficially own, in the aggregate, all the Common Units held by members of the group. The Reporting Persons disclaim membership in a group and disclaim beneficial ownership of any of the Common Units except as follows.

                                         Common Units
Reporting Person                       Beneficially Owned  % of Class (++)
-----------------------------------    ------------------  ---------------

The Pabrai Investment Fund II, L.P.         292,800              0.9%
Pabrai Investment Fund 3, Ltd.              520,000              1.6%
Pabrai Investment Fund IV, L.P.             948,000              2.9%
Dalal Street, Inc                           25,000                  *
Mohnish Pabrai                              17,126**                *

* Less than one-tenth of one percent.

** Includes 6,519 Common Units held by Mr. Pabrai and his wife as joint tenants with rights of survivorship and 8,165 Common Units held by Mr. Pabrai, as trustee, for the benefit of others under Uniform Gifts to Minors Act.

++ All percentages in this table are based on the 32,165,528 Common Units of Star Gas Partners, L.P. issued and outstanding as of December 8, 2004, as reported in the Form 10-K for the fiscal year ended September 30, 2004 filed with the Securities and Exchange Commission on December 12, 2004.

(c)

         Dalal Street, Inc. and Mohnish Pabrai, in his capacity as chief executive officer of Dalal Street, Inc., have the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition of the Common Units set forth opposite the name of each of PIF2, PIF4 and PIF3 in the table above. Dalal Street, Inc. and Mohnish Pabrai disclaim beneficial ownership of any such Common Units except to the extent of their pecuniary interest therein, if any.

CUSIP No. 85512C105                                           Page 9 of 11 pages

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
        THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

         Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         This Schedule 13G is being filed jointly pursuant to Rule 13d-1(k). As a result of the relationships among the Reporting Persons described herein, some or all of the Reporting Persons may be deemed to comprise a "group" within the meaning of Section 13 of the Act and the Rules promulgated thereunder. However, the Reporting Persons deny such group status.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATIONS.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP No. 85512C105                                          Page 10 of 11 pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 20, 2005

THE PABRAI INVESTMENT FUND II, L.P.

    By:  Dalal Street, Inc., Its General Partner

         By:  /s/ Mohnish Pabrai
              Mohnish Pabrai, Chief Executive Officer


PABRAI INVESTMENT FUND 3, LTD.

    By:  /s/ Mohnish Pabrai
         Mohnish Pabrai, President


THE PABRAI INVESTMENT FUND IV, L.P.

    By:  Dalal Street, Inc., Its General Partner

         By:  /s/ Mohnish Pabrai
              Mohnish Pabrai, Chief Executive Officer


DALAL STREET, INC.

    By:  /s/ Mohnish Pabrai
         Mohnish Pabrai, Chief Executive Officer


/s/ Mohnish Pabrai
Mohnish Pabrai

CUSIP No. 85512C105                                          Page 11 of 11 pages


                                  EXHIBIT INDEX

EXHIBIT                             DESCRIPTION
--------------------------------------------------------------------------------
EXHIBIT A                           JOINT REPORTING AGREEMENT

                                    EXHIBIT A

                            JOINT REPORTING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed on or about this date with respect to the beneficial ownership of the undersigned of the Common Units of Star Gas Partners, L.P. is being filed on behalf of each of the parties named below.

Dated:  January 20, 2005

THE PABRAI INVESTMENT FUND II, L.P.

    By:  Dalal Street, Inc., Its General Partner

         By:  /s/ Mohnish Pabrai
              Mohnish Pabrai, Chief Executive Officer


PABRAI INVESTMENT FUND 3, LTD.

    By:  /s/ Mohnish Pabrai
         Mohnish Pabrai, President


THE PABRAI INVESTMENT FUND IV, L.P.

    By:  Dalal Street, Inc., Its General Partner

         By:  /s/ Mohnish Pabrai
             Mohnish Pabrai, Chief Executive Officer


DALAL STREET, INC.

    By:  /s/ Mohnish Pabrai
         Mohnish Pabrai, Chief Executive Officer


/s/ Mohnish Pabrai
Mohnish Pabrai